Exhibit 99.1
Qiao Xing Universal Provides Information: Qualitative Estimation of the Net
Income for the Fiscal Year 2007 and the Timing for Filing its 2007 Annual
Report on Form 20-F
     HUIZHOU, Guangdong, China, June 24 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc (Nasdaq: XING) today provides the public with the following information:
     The Company expects, as it reported in a press release dated December 27, 2007, that its net sales, gross profit, gross margin, income from operations, net income and basic earnings per share of common stock of XING would reach a record-high for the fiscal year 2007.
      The Company will file its 2007 Annual Report on Form 20-F as soon as possible and, in any event, not later than July 15, 2008. The Company may need to file Form 12b-25 with the SEC to automatically receive a 15-day extension of the June 30, 2008 filing deadline. An extension would not impose any adverse conditions on the Company concerning the trading of its shares.  When the filing timing is fixed, the Company will notify the investing public via a press release.
 About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .

Safe Harbor Statement
          This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of June 24, 2008, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.